EXHIBIT 99.1

Galapagos announces appointment of Dr. Paul Stoffels as Chairman of the board

Mechelen, Belgium; 26 April 2022, 22.01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announces that the proposed resolutions presented at the extraordinary and annual shareholders’ meetings were approved, including the implementation of a one-tier governance structure. Subsequently, the newly installed board appointed Dr. Paul Stoffels* as chairman of the board.

Galapagos held its Extraordinary General Meeting (EGM) and Annual General Meeting (AGM) on Tuesday 26 April 2022 at 13.00 CET and 14.00 CET, respectively.

The EGM approved, amongst other items, the amendment of the Company’s articles of association to implement a one-tier governance structure.

The AGM approved, amongst other items,

  the appointment of Dr. Paul Stoffels* as director, and of Jérôme Contamine and Dr. Dan Baker as independent directors;
  the 2021 financial statements; and
  the remuneration report and amended remuneration policy.

Following the approved resolutions, the new board has appointed Dr. Paul Stoffels* as its chair. The board strongly believes that the combined chair/CEO role will allow Paul to fully leverage his leadership capabilities and to efficiently set and implement the Company’s direction and strategy, including for business development opportunities.

All documents related to the shareholders’ meetings can be consulted on the Galapagos website.

*Stoffels IMC BV, permanently represented by Mr. Paul Stoffels

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603

media@glpg.com

Forward-looking statements

This press release includes forward-looking statements. Such forward-looking statements are not guarantees of future results or events. When used in this press release, the words “who,” “will,” “agenda,” “propose,” “would,” “if,” “believes,” “ensure,” “intend,” “future,” “forward,” “implement,” “pursue,” “become,” and similar expressions are intended to identify forward looking statements. These statements include, but are not limited to, statements regarding the proposed one tier board structure, the appointment of Paul Stoffels* as director and combined chair/CEO, the appointment of the two new directors, and the approval of the Company’s amended renumeration policy. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation: the risk that we may not be able to realize the expected benefits from the proposed one-tier board structure and the risk that we may not be able to realize the expected benefits from the appointment of the chair/CEO, or any other director. For a discussion of other risks and uncertainties and other important factors, any of which could cause our actual results, performance or achievements to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC), as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. These forward-looking statements speak only as of the date hereof, and Galapagos makes no commitment to update any forward-looking statements in this document, unless specifically required by law or regulation.